As filed with the Securities and
Exchange Commission           on
September 21, 2007
                              Registration No. 333-
================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts
                                   ----------
                       CHINA DIGITAL TV HOLDING CO., LTD.
   (Exact name of issuer of deposited securities as specified in its charter)
                                       N/A
                   (Translation of issuer's name into English)
                                 Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                                 60 Wall Street
                              New York, N.Y. 10005
                                 (212) 250-9100
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
       ------------------------------------------------------------------
                              CT CORPORATION SYSTEM
                                111 Eighth Avenue
                              New York, N.Y. 10011
                                 (212) 590-9200
          (Address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

           Chun Wei, Esq.                   Francis Fitzherbert-Brockholes, Esq.
       Sullivan & Cromwell LLP                        White & Case LLP
             28th Floor                              5 Old Broad Street
      Nine Queen's Road Central                       London EC2N 1DW
              Hong Kong                               +44-20-7532-1000
           +852-2826-8688

         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
         If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE
--------------------------------- --------------------- --------------------------- ------------------------- ----------------
                                                                 PROPOSED                   PROPOSED             AMOUNT OF
      TITLE OF EACH CLASS             AMOUNT TO BE        MAXIMUM AGGREGATE PRICE       MAXIMUM AGGREGATE       REGISTRATION
 OF SECURITIES TO BE REGISTERED        REGISTERED              PER UNIT (1)             OFFERING PRICE (2)          FEE
--------------------------------- --------------------- --------------------------- ------------------------- ----------------
American Depositary Shares             100,000,000                $ 0.05                    $5,000,000             $153.50
evidenced by American                   American
Depositary Receipts, each           Depositary Shares
American Depositary Share
representing one ordinary share,
par value $0.0005 each, of  China
Digital TV Holding Co., Ltd.
--------------------------------- --------------------- --------------------------- ------------------------- ----------------

----------
1 For the purpose of this table only the term "unit" is defined as one American Depositary Share.
2 Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
================================================================================

     This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.
                             -----------------------

     The prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.      Description of Securities to be Registered

                              Cross Reference Sheet

                                                                  Location in Form of Receipt
Item Number and Caption                                           Filed Herewith as Prospectus
--------------------------------------------------------------    -----------------------------------
1.  Name and address of depositary                                Face   of    American    Depositary
                                                                  Receipt, Introductory paragraph

2. Title of American  Depositary  Receipts  and  identity of      Face   of    American    Depositary
deposited securities                                              Receipt, top center

     Terms of Deposit:

     (i) The amount of  deposited  securities  represented        Face   of    American    Depositary
     by one unit of American Depositary Receipts                  Receipt, upper right corner

     (ii)  The   procedure   for  voting,   if  any,   the        Article 15
     deposited securities

     (iii)   The collection and distribution of dividends         Articles 2, 4, 9, 13 and 21

     (iv) The  transmission of notices,  reports and proxy        Articles 12, 15 and 21
     soliciting material

     (v)   The sale or exercise of rights                         Articles 2, 6, 9, 13 and 21

     (vi)  The  deposit  or sale of  securities  resulting        Articles 3, 4, 6, 8, 9 and 16
     from dividends, splits or plans of reorganization

     (vii)  Amendment,  extension  or  termination  of the        Articles 20 and 21
     deposit agreement

     (viii)  Rights of holders of  Receipts to inspect the        Articles 4 and 12
     transfer  books  of the  depositary  and the  list of
     holders of Receipts

     (ix)  Restrictions  upon  the  right  to  deposit  or        Articles 2, 4, 6, 7, 9 and 22
     withdraw the underlying securities

     (x)   Limitation upon the liability of the depositary        Article 10

3.  Fees and Charges                                              Article 9

Item - 2.      Available Information

     Public Reports furnished by issuer                           Article 12

     China  Digital TV Holding Co., Ltd. is  subject to the  periodic  reporting
requirements  of  the  Securities  Exchange  Act  of  1934,  as  amended,   and,
accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.      Exhibits

     a. Form of Deposit Agreement among China Digital TV Holding Co., Ltd. (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt. - Filed herewith as Exhibit (a).

     b. Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

     c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

     d. Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

     e.   Certification under Rule 466. - Not Applicable.

     f. Powers of attorney for certain officers and directors of the Company. Set forth on the signature page hereto.

Item - 4.      Undertakings

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on September 21, 2007.

                                              Legal  entity  created  by the
                                              form of  Deposit Agreement  for
                                              the  issuance  of American
                                              Depositary Receipts for Ordinary
                                              Shares, par value $0.0005 per
                                              share, of China Digital TV Holding
                                              Co., Ltd.

                                              DEUTSCHE BANK TRUST COMPANY
                                              AMERICAS, AS DEPOSITARY


                                              By: /s/ Clare Benson
                                                  ------------------------------
                                              Name:  Clare Benson
                                              Title: Vice President


                                              By: /s/ Tom Murphy
                                                  ------------------------------
                                              Name:  Tom Murphy
                                              Title: Vice President

     Pursuant to the requirements of the Securities Act of 1933, China Digital TV Holding Co., Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Beijing, People's Republic of China on September 21, 2007.

                                              CHINA DIGITAL TV HOLDING CO., LTD.


                                              By: /s/ Jianhua Zhu
                                                 -------------------------------
                                              Name:  Jianhua Zhu
                                              Title: Director and
                                                      Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Zengxiang Lu, Mr. Jianhua Zhu and
Mr. Liang Xu, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the
Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, his or her full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes he or she might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, shall do or cause to be done by virtue of this Power of Attorney.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on September 21, 2007.

SIGNATURE                      TITLE

/s/ Zengxiang Lu
----------------------------   Chairman and Chief Strategy Officer
Zengxiang Lu

/s/ Jianhua Zhu
----------------------------   Director and Chief Executive Officer
Jianhua Zhu

/s/ Andrew Y. Yan
----------------------------   Director
Andrew Y. Yan

/s/ Hua Guo
----------------------------   Director
Hua Guo

/s/ James Hsiang Ming Ho
----------------------------   Director
James Hsiang Ming Ho

/s/ Liang Xu
----------------------------   Chief Financial Officer
Liang Xu

           SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

     Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Digital TV Holding Co., Ltd., has signed this Registration Statement or amendment thereto in the City of Newark, Delaware on September 21, 2007.


                                              PUGLISI & ASSOCIATES

                                              By: /s/ Donald J. Puglisi
                                                  ------------------------------
                                              Name: Donald J. Puglisi
                                              Title: Managing Director

                                INDEX TO EXHIBITS
Exhibit
Number        Exhibit
-----------   ------------------------------------------------------------------
   (a)        Form of Deposit Agreement.

   (d) Opinion of White & Case LLP, counsel to the Depositary, as to legality of the securities to be registered.